Exhibit 99.86

CONSENT OF K. GARRAMONE

In connection with (1) the technical report entitled “Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, Nevada” dated March 25, 2010 (the “Goldstrike Report”), and (2) the technical report entitled “Franco-Nevada Corporation NI 43-101 Technical Report, Palmarejo Project Royalty, Chihuahua State, Mexico” dated January 28 , 2011 (the “Palmarejo Report”), the undersigned hereby consents to reference to the undersigned’s name and information derived from the Goldstrike Report and the Palmarejo Report included or incorporated by reference in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

/s/ Katherine Garramone
	Name:	Katherine Garramone
	Title:	Consultant

Date: August 26, 2011